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FOR IMMEDIATE RELEASE:       Contact: JOHN M. SIEBERT, PH.D.
                                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                      CIMA LABS INC.
                                      (612) 947-8700

                                      KEITH P. SALENGER
                                      VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                                      CIMA LABS INC.
                                      (612) 947-8731

         CIMA LABS INC. ADOPTS PREFERRED SHARE PURCHASE RIGHTS PLAN

Eden Prairie, MN, March 14, 1997 -- The Board of Directors of CIMA LABS INC. (NASDAQ:CIMA) approved the adoption of a Preferred Share Purchase Rights Plan under which stockholders will receive one Right to purchase one-hundredth of a share of a new series of Preferred Stock for each outstanding share of CIMA Common Stock held of record at the close of business on April 10, 1997 (the "Record Date").

The Rights Plan is designed to enable all CIMA stockholders to realize the full value of their investment and to provide for fair and equal treatment for all stockholders in the event that an unsolicited attempt is made to acquire CIMA. The adoption of the Rights Plan is intended as a means to guard against abusive takeover tactics and is not in response to any proposal to acquire CIMA.

The rights will be treated as a non-taxable dividend and will expire in ten years from the Record Date. The rights will be exercisable only if a person or group acquires 15 percent or more of the CIMA Common Stock or announces a tender offer for 15 percent or more of the Common Stock. The rights will trade with CIMA's Common Stock, unless and until they are separated upon the occurrence of certain future events. CIMA's Board of Directors may terminate the Plan at any time or redeem the rights prior to the time a person or group acquires more than 15 percent of the CIMA Common Stock. Additional details regarding the Rights Plan will be outlined in a summary to be mailed to all stockholders following the Record Date.

CIMA LABS INC. develops products based primarily upon its OraSolv-Registered Trademark- technology for marketing by multinational pharmaceutical companies. OraSolv-Registered Trademark- is a patented oral dosage form which incorporates microencapsulated drug ingredients into a tablet that dissolves quickly in the mouth without chewing or water and which effectively masks the taste of medication.

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